Exhibit 99.1

TeliaSonera Gets Clearance to Acquire NextGenTel in Norway

STOCKHOLM, Sweden--(BUSINESS WIRE)--June 14, 2006--The Norwegian Competition Authority decided yesterday not to investigate TeliaSonera's (NASDAQ:TLSN) (HEX:TLS1V) (STO:TLSN) acquisition of the broadband provider NextGenTel further, thereby approving the acquisition. TeliaSonera now owns 100 percent of NextGenTel following the compulsory acquisition announced 12 June 2006.

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

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CONTACT: TeliaSonera AB
Birgitta Grafstrom, (0)8-713 58 30